

March 27, 2014

Via E-mail
David Thompson
Chief Financial Officer
PMC Commercial Trust
17950 Preston Road, Suite 600
Dallas, Texas 75252

>   **Re: PMC Commercial Trust**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed March 14, 2014**
>   **File No. 001-13610**

Dear Mr. Thompson:

We have limited our review of your filing to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 2, page 10

1.   We note your disclosure that, upon the approval of this proposal, there will be 511,442,867 authorized shares of the company that will not be outstanding, held in the company's treasury or reserved for issuance (not including additional common shares that may be reserved for issuance under the plan, if shareholders approve the plan amendment). Please revise your disclosure to explain the purpose of the authorization of these securities and whether further authorization for the issuance of the securities by a vote of security holders will be solicited prior to such issuance. Please refer to Items 11(c) and (d) of Schedule 14A.

2.   Please revise to include the required anti-takeover disclosure or advise. Please refer to Instruction 2 to Item 19 of Schedule 14A.

Proposal 4, Sub-Proposals 4A through 4M, page 31

3.   We note that several items are subsumed in each of Sub-Proposal 4A through Sub-Proposal 4M. For example only, we note that Sub-Proposal 4A includes proposed changes to the company's purpose, changes to the board of directors' ability to change your investment policies and changes to the board of directors' ability to terminate the company's REIT election. Please revise, as appropriate, to separate the multiple items subsumed in each of the Sub-Proposals. For those you do not unbundle, please supplementally explain your reasons. We may have further comment. Please refer to Rule 14a-4(a)(3) of Regulation 14A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Beth Frohlichstein, Staff Attorney, at (202) 551-3789 or me at (202) 551-3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Andrew Kwok, Esq. (Via E-mail)